EXHIBIT 12.1

Ratio of Earnings to Fixed Charges (in thousands)
	For the year ended December 31,						Nine months Ended September 30,		Twelve Months Ended
	2003	2004	2005	2006	2007	2008	2008	2009	Sept 30, 2009
Income/(loss) from continuing operations	$(68,020)	$(10,373)	$12,219	$18,002	$(9,642)	$17,052	$(948)	$(148,152)	$(130,152)
Total fixed charges	36,163	24,376	29,034	34,575	39,181	45,099	33,900	25,536	36,735

	(31,857)	14,003	41,253	52,577	29,539	62,151	32,952	(122,616)	(93,417)

Fixed charges
Operating lease expense	$5,353	$6,100	$6,232	$10,860	$23,516	$28,658	$22,963	$16,669	$22,364

Factored at one-third	$1,784	$2,033	$2,077	$3,620	$7,839	$9,553	$7,654	$5,556	$7,455
Preferred stock dividends	4,395	—	—	—	—	—	—	—	—
Interest expense	29,984	22,343	26,957	30,955	31,342	35,546	26,246	19,980	29,280

Total fixed charges	$36,163	$24,376	$29,034	$34,575	$39,181	$45,099	$33,900	$25,536	$36,735

Ratio of earnings to fixed charges	(0.9)	0.6	1.4	1.5	0.8	1.4	1.0	(4.8)	(2.5)

(Deficiency)/surplus in fixed charge coverage ratio	$(68,020)	$(10,373)	$12,219	$18,002	$(9,642)	$17,052	$(948)	$(148,152)	$(130,152)

For the nine months ended September 30, 2009 and 2008 earnings were insufficient to cover fixed charges by approximately $111.2 million and $1.0 million.

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